Terrance James Reilly Of Counsel Admitted in Pennsylvania and New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109 Tel: 215-772-1500	Direct Dial: 215-772-7318 Fax: 215-772-7620 Email: treilly@mmwr.com

April 27, 2016

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Alternatives Fund

1933 Act Registration No. 002-74436

1940 Act Registration No. 811-03287

Ladies and Gentlemen:

On February 24, 2016, New Alternatives Fund (the “Trust”) filed with the U. S. Securities and Exchange Commission (the “Commission”), Post-Effective Amendment No. 51 to its Registration Statement on Form N-1A (“PEA No. 51”). PEA No. 51 relates only to the Trust’s sole series of shares, also named “New Alternatives Fund” (the “Fund”). PEA No. 51 was filed to disclose changes to the wording of the Fund’s investment objective.

Pursuant to Rule 485 (a) (1) under the Securities Act of 1933, as amended (the “Securities Act”), PEA No. 51 is scheduled to become effective automatically on April 30, 2016.

On or before the effective date of PEA No. 51, the Trust shall file a new post-effective amendment to its Registration Statement on Form N-1A pursuant to paragraph (b) of Rule 485 under the Securities Act to: (i) update financial information; (ii) incorporate by reference the audited financial information for the Fund for its most recent fiscal year ended December 31, 2015; (ii) add appropriate exhibits and consents (if any); and (iii) respond to comments from the Commission.

On Friday, April 8, 2016, the Trust received verbal comments on PEA No. 51 from Karen L. Rossotto, Senior Counsel, U. S. Securities and Exchange Commission, Division of Investment Management, Disclosure Review Office. Ms. Rossotto’s comments are in italics with the Trust’s proposed response below each comment.

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

April 27, 2016

Prospectus Comments.

1.    The Commission requested that the Trust consider changing the Fund’s name. This request was made because in recent years, the term “alternative” has come to have a different meaning within the mutual fund industry. The term “alternative investments” is now frequently used as a contrast to “traditional investments” such as stocks, bonds and cash. Today, alternative mutual funds are typically mutual funds which employ hedge fund type techniques.

Management of the Trust has reviewed the Commission’s comment and is declining to change its name. For the reasons discussed in the following paragraphs, the Trust would find it expensive, a burden and a hardship to change its name at this time. In addition, the Trust does not feel that its current name is materially deceptive or misleading.

The Fund commenced investment operations in 1982 as “New Alternatives Fund.” It was originally going to be called the “Solar Fund” but, based upon a comment from the Commission Staff at that time, a more neutral name (i.e., “New Alternatives Fund”), was chosen. The “new alternatives” referenced in the name is a broader reference than to just alternative energy. It was intended to convey the Fund’s goal of investing in a wide range of non-traditional or alternative industries that are oriented to a clean and sustainable environment. The Fund has a concentration policy where it concentrates at least 25% of its assets in alternative energy.

The Fund has had its current name and built its reputation over the past 34 years. It was the first such Fund of its kind in the United States mutual fund industry. To put that in perspective, the Fund’s industry competitors, for the most part, have on average less than 9 years of performance history. Such other funds only opened when “alternative energy” and “green investing” became buzzwords in the mutual fund industry. Some have already changed their name or closed whereas the Fund has continued. The Fund is a small, stand-alone mutual fund. As of December 31, 2015, it had approximately $179 million in assets. The Fund does not have large or institutional shareholders. Most of its shareholder accounts are very small. Many of its shareholder accounts have been investors in the Fund for many years. Until January 1, 2015, the Fund had one class of shares, Class A Shares, that were broker sold with a front-end sales load mainly to retail investors. To change the name now would mean abandoning its name brand recognition that it has worked very hard to build and maintain.

The Fund and its management have just recently spent significant time and money on the Fund and to change its name now could confuse its investor base and could make its assets decrease. In mid – to late – 2014, the Trust’s management spent significant sums to modernize

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

April 27, 2016

the Fund. It filed a Form N-14 and N-1A amendment to reorganize into a Delaware statutory trust. Costs for the reorganization were approximately $120,000. It held a special meeting of its shareholders where, due to the matters to be acted upon and the small account size of the Fund’s average shareholders, extra time and money was spent on a proxy solicitor to gain the required approvals. The Fund created a new share class, Investor Shares, without a sales load. It adopted a Rule 12b-1 plan. It modernized its fundamental investment restrictions and updated some aspects of the Fund that were over 30 years old. It researched what type of investor class and pricing structure would be most attractive to its existing and potential investors going forward. In launching this new share class in 2015, the Fund and its management increased spending on advertising. Its advertising budget nearly doubled to approximately $58,000. Initial indications are that such actions are working as the Fund had net sales in 2015 of approximately 100,000 shares. To change the Fund’s name could hinder this momentum. It could also increase costs as the Fund would need to increase advertising just to try and deliver the message that the Fund has a new name. Re-branding costs could be significant with no guarantee of a corresponding return on monies spent.

In increasing the Fund’s advertising presence, the Fund specifically chose advertising markets that will have potential investors sympathetic to its investment goals. Such publications are not likely to be confused with advertising markets courting investors seeking hedge fund like exposure. For example, the Fund advertised both on-line and in print. The print advertising was in publications such as Mother Jones and Sierra Club, which attract readers who are interested in a clean and sustainable environment.

In addition to the changes discussed above, the Fund has also recently spent a significant sum updating its web site. It modernized the web site and added increased functionality such as the ability to transact Fund business on-line. If the Fund were to change its name, it would have to spend money to make additional changes to the web site to reflect the name change. In addition, it could cost the Fund additional monies to drive its existing and potential investors to the new web site (i.e., investors seeking the Fund’s the current web site under its current name would need to be driven to the renamed web site). This would divert money that could be spent directly on marketing and advertising.

A change at this time could confuse and disrupt long-term shareholders that suddenly began receiving statements with a different name. A change would cause the Trust to have to abandon some of its logo and artwork (that references the Fund’s current name). It would be an added expense to alter or create new artwork and logos. Also, it is money that the Trust has not budgeted for and would need to be done in haste because the Fund’s new prospectus must be out by April 30, 2016. A change is impractical as it requires Board action. The Board is not scheduled to meet until Friday, April 29, 2016, which is the last day for the Trust to update its registration and continue selling.

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

April 27, 2016

In late 2014 and early 2015, when the Fund was making the changes to its entity, structure, share classes, etc., and spending money and trying to increase the Fund’s presence, it did have its documents at the Commission for review. The Commission Staff reviewing the Fund’s documents at that time is the same as is reviewing PEA No. 51 now. No mention was made in 2014 of any issue with the Fund’s name. Although we concede that the lack of comment last year does not preclude comment now, the Fund could possibly have accommodated the Commission’s request at that time. A change in name could possibly have been included into the documents and mailings and advertising that were being generated at that time when so many other changes were occurring. Then a name change may not have been disruptive. The Trust feels that a name change now would waste much of the money spent over the past 18 months. Given its size and limited resources, such a name change would be a burden and hardship for the Fund.

In commenting, the Commission suggested that the Fund consider changing its name to the “Alternative Energy Fund.” On the Commission’s suggested name, it is the Trust’s concern that the use of such a name (i.e., “alternative energy”) would subject the Fund to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Under Rule 35d-1, the Fund would be required to maintain at least 80% of its assets in alternative energy securities. As of December 31, 2015, approximately 60% of the Fund was invested in alternative energy securities. Currently, alternative energy is a concentration policy and the Fund is only committed to maintaining at least 25% of its assets in alternative energy securities. We don’t believe that it was the Commission’s goal in making this comment to change the Fund’s investment policy; however, the language of Rule 35d-1 (a) (2) does state that a Fund whose name suggests investments in a certain investment or industries would be subject to the 80% asset test.

The Trust does not believe that the Fund’s name is materially deceptive or misleading, which is the Commission’s standard under Section 35 (d) of the Investment Company Act. The Trust does acknowledge that in very recent years, some mutual funds within the industry have taken the name or categorized themselves as “alternative investment funds.” Such mutual funds employ a hedge fund type strategy. The Trust does not believe that its use of the term “alternatives” would lead a reasonable investor to conclude that the Fund invests in hedge fund like strategies. It states clearly on the cover of the prospectus that the Fund will invest in equity securities in a wide range of industries that are oriented to a clean and sustainable environment with a special interest in alternative energy. Potential investors are responsible for reading the entire prospectus prior to making an investment. The language of the prospectus is quite clear that the Fund is a plain equity fund, which only invests in listed equity securities and does not engage in any hedge fund like investment policies or strategies.

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

April 27, 2016

The Trust notes that terms such as “alternatives” and “alternative investing” have never formally been defined as applying to hedge fund like mutual funds. The use of such terms in that manner is a relatively new concept in the mutual fund industry. Also, some recent press articles in publications such as the Wall Street Journal, indicate that the growth of hedge fund style investing may have stalled in the mutual fund industry and that more alternative mutual funds closed in 2015 than in any year on record. It may well be that “alternative investing” goes out of style within the industry as a buzzword.

Management of the Trust has undertaken that it would reconsider this name issue at some future date if a suitable opportunity arose to make such change in a manner that would not be unduly burdensome or disruptive to the Fund and its shareholders.

2.    Do the foreign securities that the Fund invests in include emerging markets? If so, the Trust needs to disclose that fact on page 3 of the prospectus under “Principal Investment Strategies of the Fund” and add risk disclosure under “Principal Risks.”

I have confirmed with the Trust’s investment adviser, Accrued Equities, Inc. (the “Advisor”), that the Fund does not invest in emerging markets. No change is required here.

3.    The Commission asked that the following disclosure on page 3 of the prospectus under “Principal Risks – New Technology Risk”: “The investment advisor may consider investments in new technologies intended to produce a clean and sustainable environment,” be moved to “Principal Investment Strategies of the Fund.” The Commission believes that it is a strategy statement and not a risk description.

The change the Commission requested has been made.

4.    The Commission asked if the section beginning on page 2 of the prospectus entitled “Principal Risks” should carry ADR risk disclosure? In addition, the Commission inquired whether or not unsponsored ADR risk disclosure was necessary?

The change the Commission requested with respect to ADR risk disclosure has been made and ADR risk disclosure has been added. The disclosure reads:

“ADR Risk. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. ADRs may entail the special risks of international investing, including currency exchange fluctuations, governmental regulations, and the potential for political and economic instability.”

I have confirmed with the Advisor that the Fund does not invest in unsponsored depository receipts. No change is required here with respect to unsponsored ADRs.

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

April 27, 2016

5.    The Commission requested that the Trust add small cap risk disclosure to page 4 of the prospectus under the “Principal Risks” section or amend the “Principal Investment Strategies of the Fund” section on page 3 of the prospectus to delete the statement that the Fund invests in companies of all sizes, and limit the statement to investments in mid cap and large cap securities.”

The change the Commission requested with respect to small cap risk disclosure has been made and small cap risk disclosure has been added. The disclosure reads:

“Small-Cap Risk. Investing in smaller capitalization stocks can involve greater risk than is customarily associated with investing in stocks of larger, more established companies. Securities of smaller companies may be thinly traded (and therefore have to be sold at a discount from current prices or sold in small lots over an extended period of time), may be followed by fewer investment research analysts and may be subject to wider fluctuations in price thus creating a greater chance of loss than securities of larger capitalization companies.”

6.    The Commission has commented that if the Fund’s only investments in other investment companies are in connection with investing short-term cash, it should remove the section on page 5 of the prospectus entitled “Principal Risks – Investment in Other Investment Companies.”

The change the Commission requested has been made and the risk disclosure on investments in other investment companies has been deleted.

7.    The Commission inquired as to whether the Fund had expenses greater than 0.01% related to acquiring other investment companies? If so, the Trust must reflect it on the Expense Table on page 1 of the prospectus.

No action is required here. I confirmed with the Advisor and with BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”), the Trust’s fund accounting agent, that during the fiscal year ended December 31, 2015, there were no expenses related to acquiring other investment companies.

8.    The Commission asked that the Trust delete the section on page 5 of the prospectus entitled “Is This Fund For You?” The Commission stated that the disclosure was not permitted in the Summary Prospectus by Form N-1A. If the Trust wants such disclosure, it can place it in the Statutory Prospectus.

The Trust respectfully disagrees with the Commission’s comment that this disclosure is not permitted in the Summary Prospectus by Form N-1A. The Trust is aware of Form N-1A’s General Instructions C. 3. (b), which states that Items 2 through 8 of Form N-1A may not include

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

April 27, 2016

disclosure other than that required or permitted by those items. The Trust believes that this disclosure is permitted by the applicable item (i.e., Item No. 4 – Risk/Return Summary: Investment Risks and Performance). Form N-1A, Item No. 4 (b) (1) (i) Instruction: specifically states that a fund may, in responding to this item, “describe the types of investors for whom this fund is intended or the types of investment goals that may be consistent with an investment in this fund.”

The Fund has carried substantially similar disclosure since new Form N-1A was adopted several years ago. This language appears changed in PEA No. 51 because it formerly had a reference to not investing for current income. As discussed above, the Fund now lists income as a secondary objective.

No change is required here.

9.    On page 8 of the prospectus, under “Tax Information,” the Commission asked whether the Fund has paid out any return of capital, and if so, to alter this disclosure accordingly.

No change is required here. I confirmed with the Advisor and with BNY Mellon, the Trust’s fund accounting agent, that the Fund’s distributions did not include any return of capital. Going forward, the Trust will continue to monitor this issue.

10.    The Commission highlighted two statements they believe are negative strategies and asked that each be deleted. The first is the statement on the bottom of page 9 of the prospectus that states: “The Fund does not include oil and coal.” The second is the statement on the top of page 10 of the prospectus that states: “Nuclear energy is not included as an area for Alternative Energy Investment.” Item No. 9 (b) (1) Instruction: No. 3 of Form N-1A, states that a negative strategy (i.e., a strategy not to invest in a particular type of security) is not an investment strategy and should not be included in the prospectus.

The change the Commission requested with respect to deleting each of the two statements has been made.

The Trust has concerns about this comment. The Trust notes that funds in the alternative energy, socially conscious and/or green sectors usually carry explicit statements as to how a fund’s investment strategy complies with certain controversial topics within their particular field, such as investments in issuers that are involved in coal, oil, nuclear energy, etc., and that investors frequently want to know a fund’s policy on such investments. Other funds do this frequently, as well, such as mutual funds that state they won’t invest in issuers in the tobacco industry.

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

April 27, 2016

Ms. Rossotto expressed the opinion that such statements could be reworked into the Fund’s definition of “Alternative Energy” found on page 9 of the prospectus under the section entitled “Additional Information Regarding the Fund’s Special Interest in Alternative Energy,” which is what the Trust has done. Such sentence has been revised to read (the changes are underlined):

“Alternative Energy includes renewable energy (solar, wind, hydro, geothermal and biomass), fuel cells, hydrogen and energy conservation and enabling technologies but does not include oil, coal or nuclear energy.”

11.    On page 12 of the prospectus, under “Environmentally Grown and Organic Foods,” the Commission asked that the Trust explain supplementally by letter how the securities of such producers, distributors and/or retailers fit within the Fund’s investment strategy?

The Fund has from time to time included in its investment portfolio stores such as Whole Foods Market Inc., which meets the Fund’s environmental investment criteria. For example, the U. S. Environmental Protection Agency (the “EPA”) has listed Whole Foods Market as the second-highest purchaser of green power nationwide, citing its actions as helping drive the development of new renewable energy sources for the electricity generation. The EPA report showed Whole Foods Market using electricity from sources such as biomass, geothermal, small-hydro, solar, and wind sources.

12.    On page 13 of the prospectus, under the section entitled “Portfolio Managers,” the Commission asked that the Trust add the words “jointly and” between the words “individuals” and “primarily.”

The change the Commission requested has been made.

SAI Comments.

1.    In the first full paragraph on page 3 of the SAI its states: “The Fund’s investment adviser only intends to invest its assets in other mutual funds to the extent that it has un-invested cash necessary for upcoming expenses or redemptions, cash awaiting investment in portfolio securities, or for temporary defensive purposes. The Fund’s investment adviser does not intend to invest the Fund’s assets in other mutual funds for the purpose of pursuing its investment objective.”

If this statement is correct, the Commission requests that the Trust amend its prospectus disclosure about investments in other investment companies to reflect that they are not principal strategies.

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

April 27, 2016

I confirmed with the Advisor that the Fund only intends to invest its assets in other mutual funds to the extent that it has un-invested cash necessary for upcoming expenses or redemptions, cash awaiting investment in portfolio securities, or for temporary defensive purposes. The Advisor does not intend to invest the Fund’s assets in other mutual funds for the purpose of pursuing its investment objective.

The change the Commission requested in the prospectus has been made.

2.    On page 29 of the SAI, under paragraph E. of the section entitled “Proxy Voting Policy,” the Commission requested that the Trust review the requirements of Item No. 17 (f) of Form N-1A and revise the SAI disclosure to reflect that no procedures are necessary to deal with the situation where a vote represents a conflict between the interests of shareholders of the Fund on one hand, and those of the Fund’s investment advisor, principal underwriter or any affiliated persons of the Fund, its investment advisor or principal underwriter on the other hand.

The change the Commission requested has been made. Paragraph E. now reads:

“The Advisor votes all proxies received on behalf of the Fund. The Advisor has not adopted procedures to deal with the situation where a vote represents a conflict between the interests of shareholders of the Fund on one hand, and those of the Advisor, Underwriter or any affiliated persons of the Fund, the Advisor or Underwriter on the other hand. The Advisor does not believe such procedures are necessary because there is no possible scenario where such interests could conflict. The Advisor only manages the Fund’s assets. There are no other investment advisory clients or separate accounts. The principal and employees of the Advisor do not have accounts at the Advisor other than their investments in the Fund. The Underwriter is a statutory underwriter and not truly affiliated with either the Advisor or the Fund.”

Montgomery McCracken Walker & Rhoads LLP

U. S. Securities and Exchange Commission

April 27, 2016

I believe that this resolves all of the comments that were raised in my conversations with the Commission. A copy of this correspondence is being filed via EDGAR transmission. Questions concerning this filing may be directed to Terrance James Reilly at (215) 772-7318.

Very truly yours,

/s/ TERRANCE JAMES REILLY

Terrance James Reilly

cc:	David J. Schoenwald
Linda N. Hoffman, Esq.
Karen L. Rossotto, Esq.